Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 27, 2012.

Pricing Supplement to the Prospectus dated September 19, 2011,
 Prospectus Supplement dated September 19, 2011, General Terms Supplement dated August 24, 2012 and Product Supplement No. 1626 dated August 24, 2012 — No.

The Goldman Sachs Group, Inc. $ Leveraged Buffered S&P 500 Shariah Index-Linked Medium-Term Notes, Series D, due

The notes will not bear interest.  The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of the S&P 500 Shariah Index as measured from the trade date to and including the determination date (expected to be between 18 and 21 months after the trade date). The S&P 500 Shariah Index includes companies that result from the index sponsor’s application of a screen based on Islamic law principles to the constituents of the S&P 500® Index. The notes are not intended to be Shariah compliant and the index and the index constituents may not be Shariah compliant.

If the final index level on the determination date is greater than the initial index level (set on the trade date and may be higher or lower than the actual closing level of the index on the trade date), the return on your notes will be 3.0 times the index return (the percentage increase or decrease in the final index level from the initial index level), subject to the maximum settlement amount (expected to be between $1,105 and $1,123 for each $1,000 face amount of your notes). If the final index level is equal to or less than the initial index level, but not by more than 10%, you will receive the face amount of your notes. If the final index level is less than the initial index level by more than 10%, you will receive less than the face amount of your notes, as described below. If the final index level is zero, you will lose your entire investment in the notes.

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

•                  if the index return is positive (the final index level is greater than the initial index level), the sum of (i) $1,000 plus (ii) the product of $1,000 times 3.0 times the index return, subject to the maximum settlement amount (expected to be between $1,105 and $1,123);

•                  if the index return is zero or negative but not below -10% (the final index level is less than or equal to the initial index level but not by more than 10%), $1,000; or

•                  if the index return is negative and is below -10% (the final index level is less than the initial index level by more than 10%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1111 times (b) the sum of the index return plus 10% times (c) $1,000.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page PS-8.

The foregoing is only a brief summary of the terms of your notes. You should read the additional disclosure included herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is equal to approximately $       per $1,000 face amount, which is less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $       per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.  The amount of the excess will decline on a straight line basis over the period from the trade date through February    , 2013.

Original issue price (per $1,000 face amount):	$
Underwriting discounts: $ Selling commissions: $		Original issue date (settlement date): , 2012
Total underwriting discounts and commissions:	$
Net proceeds to the issuer:	$

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Pricing Supplement dated         , 2012.

The issue price, underwriting discounts and commissions and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and commissions and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this pricing supplement in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below.  Please note that in this pricing supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, of The Goldman Sachs Group, Inc. relating to the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc., references to the “accompanying general terms supplement” mean the accompanying general terms supplement, dated August 24, 2012, of The Goldman Sachs Group, Inc. and references to the “accompanying product supplement no. 1626” mean the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc.

This section is meant as a summary and should be read in conjunction with the section entitled “General Terms of the Underlier-Linked Notes” on page S-34 of the accompanying product supplement no. 1626 and “Supplemental Terms of the Notes” on page S-12 of the accompanying general terms supplement. Please note that certain features, as noted below, described in the accompanying product supplement no. 1626 and general terms supplement are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying product supplement no. 1626 or the accompanying general terms supplement.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Underlier: the S&P 500 Shariah Index (Bloomberg symbol, “SHX Index”)

Specified currency:  U.S. dollars (“$”)

Terms to be specified in accordance with the accompanying product supplement no. 1626:

•                  type of notes: notes linked to a single underlier

•                  exchange rates: not applicable

•                  averaging dates: not applicable

•                  redemption right or price dependent redemption right: not applicable

•                  cap level: yes, as described below

•                  buffer level: yes, as described below

•                  interest: not applicable

Face amount: each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount: the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated buffer level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the cap level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-10 of this pricing supplement

Cash settlement amount (on the stated maturity date): for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to:

•                  if the final underlier level is greater than or equal to the cap level, the maximum settlement amount;

•                  if the final underlier level is greater than the initial underlier level but less than the cap level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the upside participation rate times (iii) the underlier return;

•                  if the final underlier level is equal to or less than the initial underlier level but greater than or equal to the buffer level, $1,000; or

•                  if the final underlier level is less than the buffer level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the underlier return plus the buffer amount

Initial underlier level (to be set on the trade date and may be higher or lower than the actual closing level of the underlier on the trade date):

Final underlier level:  the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Market Disruption Event or a Non-Trading Day” on page S-17 of the accompanying general terms supplement and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-21 of the accompanying general terms supplement

Underlier return:  the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage

Upside participation rate: 300.00%

Cap level (to be set on the trade date):  expected to be between 103.50% and 104.10% of the initial underlier level

Maximum settlement amount (to be set on the trade date): expected to be between $1,105.00 and $1,123.00

Buffer level: 90.00% of the initial underlier level

Buffer amount: 10.00%

Buffer rate:  the quotient of the initial underlier level divided by the buffer level, which equals approximately 111.11%

Trade date:

Original issue date (settlement date) (to be set on the trade date):  expected to be the fifth scheduled business day following the trade date

Determination date (to be set on the trade date):  a specified date that is expected to be between 18 and 21 months after the trade date, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-13 of the accompanying general terms supplement

Stated maturity date (to be set on the trade date):  a specified date that is expected to be the third scheduled business day after the determination date, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-12 of the accompanying general terms supplement

No interest:  the offered notes will not bear interest

No listing:  the offered notes will not be listed on any securities exchange or interdealer quotation system

No redemption:  the offered notes will not be subject to redemption right or price dependent redemption right

Closing level:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-26 of the accompanying general terms supplement

Business day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-25 of the accompanying general terms supplement

Trading day:  as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-25 of the accompanying general terms supplement

Use of proceeds and hedging:  as described under “Use of Proceeds and Hedging” on page S-39 of the accompanying product supplement no. 1626

Supplemental discussion of U.S. federal income tax consequences: you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626

ERISA:  as described under “Employee Retirement Income Security Act” on page S-48 of the accompanying product supplement no. 1626

Supplemental plan of distribution:  as described under “Supplemental Plan of Distribution” on page S-49 of the accompanying product supplement no. 1626; The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $      .

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement.

We expect to deliver the notes against payment therefor in New York, New York on          , 2012, which is expected to be the fifth scheduled business day following the date of this pricing supplement and of the pricing of the notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes are initially expected to settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:

ISIN no.:

FDIC: the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and chart are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the underlier and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page PS-8 of this pricing supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000
Upside participation rate	300.00%
Cap level	103.50% of the initial underlier level
Maximum settlement amount	$1,105.00
Buffer level	90.00% of the initial underlier level
Buffer rate	approximately 111.11%
Buffer amount	10.00%
Neither a market disruption event nor a non-trading day occurs on the originally scheduled determination date
No change in or affecting any of the underlier stocks or the method by which the underlier sponsor calculates the underlier
Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial underlier level that will serve as the baseline for determining the underlier return and the amount that we will pay on your notes, if any, at maturity.  We will not do so until the trade date.  As a result, the actual initial underlier level may differ substantially from the underlier level prior to the trade date and may be higher or lower than the actual closing level of the underlier on the trade date.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical High, Low and Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the underlier stocks.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level), and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level (expressed as a percentage of the initial underlier level) and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	110.500%
140.000%	110.500%
130.000%	110.500%
120.000%	110.500%
103.500%	110.500%
102.000%	106.000%
101.000%	103.000%
100.000%	100.000%
97.000%	100.000%
94.000%	100.000%
92.000%	100.000%
90.000%	100.000%
75.000%	83.333%
50.000%	55.556%
25.000%	27.778%
0.000%	0.000%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be approximately 27.778% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose approximately 72.222% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).  In addition, if the final underlier level were determined to be 150.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be capped at the maximum settlement amount (expressed as a percentage of the face amount), or 110.500% of each $1,000 face amount of your notes, as shown in the table above.  As a result, if you held your notes to the stated maturity date, you would not benefit from any increase in the final underlier level over 103.500% of the initial underlier level.

The following chart also shows a graphical illustration of the hypothetical cash settlement amounts (expressed as a percentage of the face amount of your notes) that we would pay on your notes on the stated maturity date, if the final underlier level (expressed as a percentage of the initial underlier level) were any of the hypothetical levels shown on the horizontal axis. The chart shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of less than 90.000% (the section left of the 90.000% marker on the horizontal axis) would result in a hypothetical cash settlement amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical final underlier level (expressed as a percentage of the initial underlier level) of greater than or equal to 103.500% (the section right of the 103.500% marker on the horizontal axis) would result in a capped return on your investment.

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier stocks that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual initial underlier level, cap level and maximum settlement amount, which we will set on the trade date, and the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the table and chart above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks described under “Considerations Relating to Indexed Securities” in the accompanying prospectus dated September 19, 2011, “Additional Risk Factors Specific to the Notes” in the accompanying general terms supplement, and “Additional Risk Factors Specific to the Underlier-Linked Notes” in the accompanying product supplement no. 1626.  You should carefully review these risks as well as the terms of the notes described herein and in the accompanying prospectus, dated September 19, 2011, as supplemented by the accompanying prospectus supplement, dated September 19, 2011, the accompanying general terms supplement, dated August 24, 2012, and the accompanying product supplement no. 1626, dated August 24, 2012, of The Goldman Sachs Group, Inc.  Your notes are a riskier investment than ordinary debt securities. Also, your notes are not equivalent to investing directly in the underlier stocks, i.e., the stocks comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth on the cover of this pricing supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  The amount of this excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its customary bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this pricing supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page S-32 of the accompanying product supplement no. 1626.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its customary bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1626.

The Notes Are Subject to the Credit Risk of the Issuer

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

The Amount Payable on Your Notes Is Not Linked to the Level of the Underlier at Any Time Other than the Determination Date

The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier dropped precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such drop in the level of the underlier.  Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the S&P 500 Shariah Index as measured from the initial underlier level set on the trade date (which could be higher or lower than the actual closing level of the underlier on the trade date) to the closing level on the determination date. If the final underlier level for your notes is less than the buffer level, you will have a loss for each $1,000 of the face amount of your notes equal to the product of the buffer rate times the sum of the underlier return plus the buffer amount times $1,000. Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Will Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase May Be Limited

Your ability to participate in any change in the value of the underlier over the life of your notes will be limited because of the cap level, which will be set on the trade date.  The maximum settlement amount will limit the amount in cash you may receive for each of your notes at maturity, no matter how much the level of the underlier may rise beyond the cap level over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the underlier.

You Have No Shareholder Rights or Rights to Receive Any Underlier Stock

Investing in your notes will not make you a holder of any of the underlier stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions, any rights to make a claim against  the underlier stocks or any other rights with respect to the underlier stocks.  Your notes will be paid in cash and you will have no right to receive delivery of any underlier stocks.

The Notes Are Not Intended to Be Shariah Compliant

We have not undertaken any review of, nor have we engaged an advisor to review, the structure of your notes to determine whether the note structure itself complies with Shariah principles and applicable Islamic law.  If you intend to hold only Shariah-compliant investments, you should not purchase the notes.  If you dispose of the notes prior to maturity because you determine they do not comply with your individual standards of compliance with Shariah principles or for any other reason, you may lose some or all of your investment.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1626.

The Underlier and the Underlier Constituents May Not Be Shariah Compliant

Although the underlier sponsor has designed the underlier to be Shariah compliant, the Shariah screening is performed by an outside consultant, which is advised by a board of Islamic scholars that interpret business issues and recommend actions related to the underlier and its constituents.  An underlier sponsor that uses a different Shariah consultant might construct its underlier and select its constituents differently.  You should consult your own Shariah advisers as to whether the underlier, the constituents of the underlier and the notes themselves all comply with your individual standards of compliance with Shariah principles.  Neither we nor any of our affiliates have made any review of, or take any position on the adequacy of, the underlier sponsor’s methodology as it relates to Shariah compliance or any determination made by the underlier sponsor or its Shariah consultants about the underlier as a whole or any of the constituents.  If you intend to hold only Shariah-compliant investments, and you determine that any of the underlier, the constituents of the underlier and the notes are non-compliant, you may wish to dispose of your notes before maturity.  If you dispose of the notes prior to maturity, you may lose some or all of your investment.  See “Additional Risk Factors Specific to the Underlier-Linked Notes — Your Notes May Not Have an Active Trading Market” on page S-31 of the accompanying product supplement no. 1626.

Differing Review Processes May Result in Different Determinations Regarding Shariah Compliant Constituents

Given the differing interpretations of Shariah principles by Shariah consultants and the fact that such consultants use different Islamic law advisors than other consultants might, there is necessarily some level of judgment and subjectivity implicit in the application of Shariah principles by the underlier sponsor’s Shariah consultant.  These judgments may result in the inclusion or exclusion of a constituent in the underlier that would differ from an underlier constructed by another Shariah consultant.

In addition, the underlier sponsor’s Shariah consultant makes determinations of Shariah compliance using a variety of sources of information, including constituents’ audited and unaudited financial statements, management accounts, press statements and websites, as well as third-party websites and information provided directly by the constituent companies. The use of non-financial information and unaudited financial statements and management accounts may result in the inclusion or exclusion of a constituent in the underlier that may seem contrary to market expectations.  It is also possible that the Shariah screening may result in changes in constituents more frequently than changes in a non-Shariah compliant equity underlier.

As a result of all of the foregoing factors, the underlier may be constituted, and would therefore perform, differently from an underlier constructed using a different methodology, a different Shariah consultant or different or more limited information sources.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this pricing supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount you will be paid for your notes on the stated maturity date will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the buffer level and the cap level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the cap level will only permit a lower percentage increase in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the buffer level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the proper U.S. federal income tax treatment of an instrument such as your notes that are currently characterized as pre-paid derivative contracts, and any such guidance could adversely affect the tax treatment and the value of your notes.  Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007,  legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such notes even though there may be no interest payments over the term of such notes.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of such notes. We describe these developments in more detail under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626. You should consult your own tax adviser about this matter.  Except to the extent otherwise provided by law, The Goldman Sachs Group, Inc. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of Federal Income Tax Consequences” on page S-41 of the accompanying product supplement no. 1626 unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

THE UNDERLIER

The S&P 500 Shariah Index, which we refer to as the underlier, includes companies that result from the underlier sponsor’s application of a screen based on Islamic law principles to the constituents of the S&P 500® Index. The S&P 500® Index attempts to reflect a representative sample of 500 leading companies in leading industries of the U.S. economy.  As of September 26, 2012, the underlier included 217 constituents. The underlier has a base date of December 29, 2000.  The base value of the underlier on the base date was 1,000. The underlier and the S&P 500® Index are calculated, maintained and published by its sponsor Standard & Poor’s Financial Services LLC (“S&P”). Additional information is available on the following website http://www.standardandpoors.com. We are not incorporating the website or any material it includes into this pricing supplement.

Shariah Screening

The underlier contains the constituents of the S&P 500® Index that are deemed by the underlier sponsor to be Shariah compliant. Shariah is Islamic canonical law, which contains restrictions regarding finance and commercial activities that observant Muslims adhere to in their daily lives.  In order to conduct the compliance screening, the underlier sponsor contracts with an outside consultant, which conducts research and consults a Shariah supervisory board in order to determine which constituents are deemed to be Shariah compliant.  It is important to note that there is no one agreed standard for Shariah compliance, so constituents may be included or excluded from the underlier that may be excluded or included in another underlier that is intended to be Shariah compliant but for which the underlier sponsor uses a different Shariah consultant.

The underlier sponsor (through its consultant) uses two main categories of screens to determine Shariah compliance: business activities and accounting-based screens. The underlier sponsor’s consultant uses a variety of methods to determine compliance, primarily based on the stock issuer’s financial statements.  The consultant may also use information from a stock issuer’s press statements, the stock issuer’s or third-party websites, and, in some cases, communication with the stock issuer directly to determine whether the stock issuer is compliant.

The business activities screening excludes stock issuers that have business activities in the following areas (although in some cases activities that account for less than 5% of the stock issuer’s revenue may be permitted): advertising and media (other than news channels, newspapers and sports channels), alcohol, cloning, financials, gambling, pork, pornography, tobacco and trading of gold and silver as cash on a deferred basis.  Media and advertising stock issuers that generate revenues of more than 65% from advertising or media in Gulf Cooperation Council countries (Saudi Arabia, Kuwait, Bahrain, Qatar, the United Arab Emirates and the Sultanate of Oman) are eligible for inclusion in the underlier given, in the consultant’s view, the lack of objectionable images and language in advertising in those countries.  In addition, Islamic banks, financial institutions and insurance companies may be included in the underlier so long as the consultant determines that they have Shariah committees that supervise all of their activities, all financial products comply with Islamic law, all investments of such stock issuers comply with Islamic law and the stock issuers pass the accounting-based screens.

The accounting-based screens are applied to all stock issuers other than those that the consultant determines are run on a fully Shariah-compliant basis (including having a Shariah supervisory board, conducting all business and financial transactions in a Shariah-compliant manner and being incorporated and managed in a fully Shariah-compliant manner).  The accounting-based screens are the following ratio-based tests: debt to market value of equity (market value based on a 36-month average) must be less than 33%; accounts receivable to market value of equity (36-month average) must be less than 49%; revenues from certain non-compliant activities must be less than 5% of total revenue; and cash plus interest bearing securities to market value of equity (36-month average) must be less than 33%. Additional information about the accounting-based screens can be found on the S&P 500 Shariah Index page of the underlier sponsor’s website.

The underlier constituents are reviewed whenever new information is available, and compliance is confirmed periodically by the consultant to the underlier sponsor.  Deletions from the S&P 500® Index are reflected automatically in the underlier on the same day.  Additions to the S&P 500® Index are not added to the underlier until they have been screened for compliance.  Additions to the underlier are typically made once per month.  The non-compliant stocks of the S&P 500® Index are also monitored for changes in their compliance status so that they can be included in the underlier if they become compliant.

As of September 26, 2012, the top ten constituents of the underlier and their relative weight in the underlier were as follows:

S&P 500 Shariah Index

Top Ten Constituents

Percentage (%)
Exxon Mobil Corporation	6.81%
International Business Machines Corporation	3.74%
Chevron Corporation	3.60%
Microsoft Corporation	3.52%
The Proctor & Gamble Company	2.96%
Pfizer Inc.	2.96%
Johnson & Johnson	2.93%
Google Inc.	2.93%
Merck & Co., Inc.	2.13%
Oracle Corporation	1.91%

S&P divides the stocks in the underlier into industry sectors using the GICS industrial classification system.  As of September 25, 2012, the sectors included in the underlier and their relative weightings were:

S&P 500 Shariah Index

Underlier Stock Weighting by Sector

Percentage (%)*
Consumer Discretionary	8.63%
Consumer Staples	10.99%
Energy	16.21%
Financials	0.40%
Health Care	17.05%
Industrials	11.00%
Information Technology	32.07%
Materials	3.65%

*Information provided by Standard & Poor’s.  Percentages may not sum to 100% due to rounding.

**Sector designations are determined by the underlier sponsor using criteria it has selected or developed.  Underlier sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between underliers with different underlier sponsors may reflect differences in methodology as well as actual differences in the sector composition of the underliers.

The underlier is calculated and, with the exception of the Shariah compliance screening described above, maintained on the same basis as the S&P 500® Index, which is described on pages S-32 to S-36 of the of the accompanying general terms supplement.

License Agreement between S&P and The Goldman Sachs Group, Inc.

Standard & Poor’s and S&P are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The trademarks have been licensed to S&P Dow Jones Indices LLC and have been sublicensed for use for certain purposes by The Goldman Sachs Group, Inc. (“Goldman”). The “S&P 500 Shariah Index” is a product of S&P Dow Jones Indices LLC, and has been licensed for use by Goldman. These notes are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices do not make any representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500 Shariah Index to track general market performance. S&P Dow Jones Indices’ only relationship to Goldman with respect to the S&P 500 Shariah Index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices. The S&P 500 Shariah Index is determined, composed and calculated by S&P Dow Jones Indices without regard to Goldman or the notes. S&P Dow Jones Indices have no obligation to take the needs of Goldman or the owners of the notes into consideration in determining, composing or calculating the S&P 500 Shariah Index. S&P Dow Jones Indices are not responsible for and has not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P 500 Shariah Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500SHARIAH INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY GOLDMAN, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 SHARIAH INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES, INCLUDING BUT NOT LIMITED TO LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND GOLDMAN, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical High, Low and Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of the underlier during any period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier.  We cannot give you any assurance that the future performance of the underlier or the underlier stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.  During the period from January 2, 2007 through September 25, 2012, there were 1,015 21-month periods, the first of which began on January 2, 2007 and the last of which ended on September 25, 2012.  In 352 of such 1,015 21-month periods the closing level of the underlier on the final date of such period fell below 90.00% of the closing level of the underlier on the initial date of such period. Therefore, during approximately 34.68% of such 21-month periods, if you had owned notes with terms similar to these notes, you may have received less than the face amount of such notes at maturity. (We calculated these figures using fixed 21-month periods and did not take into account holidays or non-business days.)

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  The actual performance of the underlier over the life of the offered notes, as well as the amount payable at maturity, may bear little relation to the historical levels shown below.

The table below shows the high, low and final closing levels of the underlier for each of the four calendar quarters in 2009, 2010 and 2011 and the first three calendar quarters of 2012 (through September 26, 2012). We obtained the closing levels listed in the table below from Bloomberg Financial Services, without independent verification.

Quarterly High, Low and Closing Levels of the Underlier

	High	Low	Close
2009
Quarter ended March 31	846.93	657.26	752.05
Quarter ended June 30	865.61	762.67	842.80
Quarter ended September 30	954.13	809.39	945.32
Quarter ended December 31	1,023.36	919.42	1,011.32
2010
Quarter ended March 31	1,048.80	958.35	1,041.68
Quarter ended June 30	1,076.81	912.02	912.02
Quarter ended September 30	1,016.47	907.45	1,012.39
Quarter ended December 31	1,118.70	1,007.26	1,116.18
2011
Quarter ended March 31	1,189.24	1,110.38	1,174.82
Quarter ended June 30	1,217.16	1,131.93	1,182.25
Quarter ended September 30	1,212.20	1,010.09	1,023.63
Quarter ended December 31	1,160.85	997.44	1,140.65
2012
Quarter ended March 31	1,266.92	1,156.47	1,260.67
Quarter ended June 30	1,271.61	1,144.87	1,213.35
Quarter ending September 30 (through September 26, 2012)	1,307.40	1,189.36	1,281.95

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying product supplement, the accompanying general terms supplement, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

Pricing Supplement

		$ The Goldman Sachs Group, Inc. Leveraged Buffered S&P 500 Shariah Index-Linked Medium-Term Notes, Series D, due Goldman, Sachs & Co.

	Page
Summary Information	PS-2
Hypothetical Examples	PS-5
Additional Risk Factors Specific to Your Notes	PS-8
The Underlier	PS-12
Product Supplement No. 1626 dated August 24, 2012
Summary Information	S-1
Hypothetical Returns on the Underlier-Linked Notes	S-10
Additional Risk Factors Specific to the Underlier-Linked Notes	S-30
General Terms of the Underlier-Linked Notes	S-34
Use of Proceeds	S-39
Hedging	S-39
Supplemental Discussion of Federal Income Tax Consequences	S-41
Employee Retirement Income Security Act	S-48
Supplemental Plan of Distribution	S-49
General Terms Supplement dated August 24, 2012
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-12
The Underliers	S-31
Licenses	S-32
S&P 500® Index	S-32
MSCI Indices	S-37
Hang Seng China Enterprises Index	S-44
Russell 2000® Index	S-48
FTSE® 100 Index	S-54
EURO STOXX 50® Index	S-58
TOPIX	S-63
The Dow Jones Industrial AverageSM	S-68
The iShares® MSCI Emerging Markets Index Fund	S-70
Prospectus Supplement dated September 19, 2011
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
United States Taxation	S-25
Employee Retirement Income Security Act	S-26
Supplemental Plan of Distribution	S-27
Validity of the Notes	S-28
Prospectus dated September 19, 2011
Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	33
Description of Purchase Contracts We May Offer	48
Description of Units We May Offer	53
Description of Preferred Stock We May Offer	58
The Issuer Trusts	65
Description of Capital Securities and Related Instruments	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	88
Legal Ownership and Book-Entry Issuance	92
Considerations Relating to Floating Rate Debt Securities	97
Considerations Relating to Securities Issued in Bearer Form	98
Considerations Relating to Indexed Securities	102
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
Considerations Relating to Capital Securities	108
United States Taxation	112
Plan of Distribution	135
Conflicts of Interest	137
Employee Retirement Income Security Act	138
Validity of the Securities	139
Experts	139
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	139
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	140